                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*



                          SHELBOURNE PROPERTIES I, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    821373107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                  MAY 22, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------

CUSIP No.   821373107
            ---------
---------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- -------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) |_|
                                                                                                                          (b) |_|
--------- -------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- -------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
--------- -------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------- -------------------------------------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
                       7
    NUMBER OF                    76,430 shares (1)
      SHARES          ---------- --------------------------------------------------------------------------------------------------
   BENEFICIALLY        8         SHARED VOTING POWER
     OWNED BY
       EACH           ---------- --------------------------------------------------------------------------------------------------
    REPORTING                    SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                      76,430 shares (1)
                      ---------- --------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          76,430 shares (1)
--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              |_|

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.107%
--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- -------------------------------------------------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


-------------------------------
CUSIP No.   821373107

-------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- -------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) |_|
                                                                                                                        (b) |_|
--------- -------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
           OO
--------- -------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------- -------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------- -------------------------------------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
                       7
     NUMBER OF                   76,430 shares
       SHARES         ---------- --------------------------------------------------------------------------------------------------
    BENEFICIALLY       8         SHARED VOTING POWER
      OWNED BY
        EACH          ---------- --------------------------------------------------------------------------------------------------
     REPORTING                   SOLE DISPOSITIVE POWER
       PERSON          9
        WITH                     76,430 shares
                      ---------- --------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          76,430 shares
--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.107%
--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 7 amends certain information contained in the
Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties I, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 19, 2002, as further amended by Amendment No. 2 thereto filed on March 27, 2002, as further amended by Amendment No. 3 thereto filed on April 8, 2002, as further amended by Amendment No. 4 thereto filed on April 19, 2002, as further amended by Amendment No. 5 thereto filed on April 30, 2002, as further amended by Amendment No. 6 thereto filed on May 16, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


Item 4.  Purpose of Transaction.

         On May 22, 2002, HX, together with a number of other stockholders, filed a Complaint against the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. in the Chancery Court for the County of New Castle, State of Delaware (the "Court") seeking an order (i) declaring invalid the reduction of the number of members of the Board of Directors from nine to four and simultaneous appointments of the current directors, (ii) declaring that the current directors serve in de facto capacities only, and (iii) directing the Company to hold a stockholder election on a date certain, with appropriate record dates, for the purpose of electing directors to all nine seats on the Board of Directors, by further ordering defendants to maintain the status quo ante by not filling any of the six vacant seats on the Board of Directors pending the succession of the holdover initial directors by those elected pursuant to such stockholder election, and by further ordering the Company to take all such steps as are necessary to lawfully implement and effectuate such elections, and further ordering all such additional equitable relief as the Court deems just.

         In addition, HX independently filed a motion with the Court seeking to intervene in the actions brought by certain other stockholders of the Company relating to the setting of a date for the 2002 annual meeting of the Company's stockholders and, in the case of one of the actions, the declaration as to the number of seats on the Board of Directors to be voted upon at such meeting.

         HX has indicated in its Court filings that it intends to nominate a slate of directors for election at the 2002 annual meeting of stockholders of the Company and at each of the annual meetings of stockholders of Shelburne Properties II, Inc. and Shelbourne Properties III, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 22, 2002

                                         HX INVESTORS L.P.

                                         By:  Exeter Capital Corporation
                                              General Partner

                                         By:  /s/ Michael L. Ashner
                                              ------------------------------
                                              Michael L. Ashner, President



                                              /s/ Michael L. Ashner
                                         -----------------------------------
                                                  Michael L. Ashner
















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